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                              March 16, 2021

       Kevin Brian Cox
       Chief Executive Officer
       Surge Holdings, Inc.
       3124 Brother Boulevard, Suite 104
       Bartlett, TN 38133

                                                        Re: Surge Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-233726

       Dear Mr. Cox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2019 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise to include a description of each class of your authorized stock, including a description of the
nature of the disparate voting rights and the number of votes per share to which each class of
common stock is entitled.
 Kevin Brian Cox
FirstName  LastNameKevin Brian Cox
Surge Holdings, Inc.
Comapany
March      NameSurge Holdings, Inc.
       16, 2021
March2 16, 2021 Page 2
Page
FirstName LastName
Risk Factors, page 8

2. We reissue our prior comment 2. Please include additional risk factors highlighting your recent losses and increased reliance on debt financing focusing on the effect of both on your results of operation and financial condition. Address the factors that your management has considered in determining whether you could continue as a going concern, as discuss in your Management's Discussion and Analysis.
3. We note your disclosure on page 34 regarding your various legal proceedings. To the extent such legal proceedings present material risks, please include a risk factor to discuss.
4. We note your risk factor on page 11 regarding your Chief Executive Officer's ownership and control of the company. Please revise to include the date of the ownership percentages provided or, alternatively, tie it out to the ownership percentages presented in the beneficial ownership table. Please also disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval and revise to acknowledge that any future issuances of high-vote stock may be dilutive to holders of low-vote stock .
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
18

5. For all periods presented, please revise to separately discuss each reportable segment s results (Surge, TW and ECS) in MD&A, including sales, gross margin, and operating income (loss). Please discuss the factors that contributed to changes in these amounts.
         When more than one factor contributes to the change between periods, please quantify the impact of each factor separately. Refer to Item 303(A) of Regulation S-K for further guidance.
6. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows of each segment (Surge, TW and ECS) so that investors can ascertain the likelihood or to the extent that past performance is indicative of future performance. In this regard, with a view to understanding the primary drivers behind the changes in revenue, please discuss which line of products, services or licenses have generated revenues, including any known trends and uncertainties associated with those products, services or licenses.
7. Please revise this section to provide updated disclosure about the material effects on your business as a result of the COVID-19 pandemic. In addition, consider whether any updates to your risk factor disclosure are warranted in light of any events related to
         COVID-19. Please refer to CF Disclosure Guidance Topics 9 and 9A. Kevin Brian Cox
FirstName  LastNameKevin Brian Cox
Surge Holdings, Inc.
Comapany
March      NameSurge Holdings, Inc.
       16, 2021
March3 16, 2021 Page 3
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FirstName LastName
Comparison of Nine Months Ended September 30, 2020 and 2019, page 21

8. Please disclose the facts and circumstances of the Gain/(loss) on settlement of liabilities, including the carrying value of the settled liabilities. Also disclose these non-cash transactions on the face of your statement of cash flows.
Comparison of Years Ended December 31, 2019 and 2018, page 24

9. With a view towards clarifying your MD&A disclosure, please explain to us why the increase in revenues attributed to Surge Logics LLC does not agree with the change in revenues in the Surge Logics LLC financial statements.
Liquidity, Capital Resources and Going Concern, page 26

10. Please expand your disclosure to include your estimated cash requirements over the next twelve months.
Business, page 28

11. We note your disclosure on page 32, under the heading "Disrupting the Supply Chain"
         regarding your (i) established models used to market and sell products and services and
         (ii) capability and capacity to "scale significantly quick to being approved products into stores nationwide." Please enhance your disclosure in this section to provide additional detail on your abilities in this space and provide support for your statements.
12. Please revise to include the human capital resources information required by Item
         101(c)(2)(ii) of Regulation S-K.
Directors and Executive Officers, page 35

13. We reissue our prior comment 9. Please revise to clarify how long Mr. Nuzzo led Glass
         Mountain Capital LLC.
Description of Capital Stock , page 47

14. With respect to your Series "A" Preferred Stock and your Series "C" Convertible
         Preferred Stock, please revise to describe, if applicable:
             circumstances or events in which the conversion of high-vote and/or no-vote shares is mandatory or optional, and any resulting impact on low-vote shareholders, including dilution;
             any exceptions to provisions requiring mandatory conversion of shares upon their transfer; and
             any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares.
 Kevin Brian Cox
FirstName  LastNameKevin Brian Cox
Surge Holdings, Inc.
Comapany
March      NameSurge Holdings, Inc.
       16, 2021
March4 16, 2021 Page 4
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FirstName LastName
Financial Statements
Consolidated Statements of Operations , page F-3

15. Since cost of revenue excludes charges for depreciation and amortization, please revise
         the caption of the line item to read    Cost of revenue (exclusive of
depreciation and
         amortization shown separately below) and delete the line item for Gross Profit. Refer to the guidance in SAB Topic 11:B.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

16. For each revenue category, please revise to clarify and explain in greater detail your performance obligations under your agreements, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. For example, in regard to your ECS revenues, please revise your disclosures to identify the performance obligations promised within the contract. Indicate the goods or services promised that are distinct and those that are combined to form a bundled performance obligation. Refer to ASC 606-10-25-14 through 22 and provide the disclosures required by ASC 606-10-50-12 and 50-13.
Note 5. Asset Purchase Agreement, page F-17

17. We note that on September 30, 2019 you acquired substantially all of the assets and specified liabilities related to the ECS Business from GBT Technologies Inc. Based on your description it appears this constitutes a business for reporting purposes. Please tell us your consideration of the guidance in Articles 8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of this acquired business and the related pro forma financial information giving effect to this acquisition should be provided.
         Please provide us your analysis addressing the guidance in Rule 11-01(d) of Regulation S-
         X. Alternatively, please amend the Form 8-K filed on October 2, 2019 to provide financial statements required pursuant to Rule 8-04 of Regulation S- X and Article 11 pro forma financial information required by Item 9.01(a) of Form 8-K.
Note 16. Segment Information, page F-63

18. In light of the Surge Logics, Inc registration statement, please explain to us why Surge
         Logics is not identified as a separate operating segment.
Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.1, page II-6

19. We reissue our prior comment 13. Please include a currently dated consent from your independent registered public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.
 Kevin Brian Cox
FirstName  LastNameKevin Brian Cox
Surge Holdings, Inc.
Comapany
March      NameSurge Holdings, Inc.
       16, 2021
March5 16, 2021 Page 5
Page
FirstName LastName
        You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Steven Lipstein